UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934 (Amendment No. 1)

Osmotica Pharmaceuticals plc
(Name of Issuer)

Ordinary Shares, nominal value $0.01 per share

G6S41R101
(CUSIP Number)

Orbit Co-Invest I, LLC c/o Paradox Capital Partners, LLC 1500 East Las Olas Blvd, Suite 200 Ft. Lauderdale, FL 33301
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
April 1, 2021
(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

|_| Rule 13d-1(b)

|X| Rule 13d-1(c)

|_| Rule 13d-1(d)

SCHEDULE 13G

CUSIP No. G6S41R101

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Orbit Co-Invest I, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
(a) [ ] (b) [ ]
3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER
0
	6	SHARED VOTING POWER

	7	SOLE DISPOSITIVE POWER
0
	8	SHARED DISPOSITIVE POWER

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
0
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (See Instructions)
[ ]
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)
0
12	TYPE OF REPORTING PERSON (See Instructions)
OO

Explanatory Note:

This Amendment No. 1 amends in its entirety the statement on Schedule 13G originally filed on November 27, 2020 by the Reporting Person. On March 31, 2021 the Reporting Person distributed all of the Ordinary Shares of the Issuer to SDK VC Pharma Holding Corp., the sole member of the Reporting Person, which entity elected to dissolve and simultaneously distributed the Ordinary Shares to its members.

Item 1 (a). Name of Issuer: Osmotica Pharmaceuticals plc

Item 1 (b). Address of Issuer’s Principal Executive Offices:

Osmotica Pharmaceuticals plc

400 Crossing Boulevard

Bridgewater, NJ 08807

Item 2. (a). Name of Person Filing: Orbit Co-Invest I, LLC

Item 2. (b). Address of Principal Business Office:

Orbit Co-Invest I, LLC

c/o Paradox Capital Partners, LLC

1500 East Las Olas Blvd.

Suite 200

Ft. Lauderdale, Fl. 33301

Item 2. (c). Citizenship: Delaware

Item 2. (d). Title of Class of Securities: Ordinary Shares

Item 2. (e). CUSIP Number: G6S41R101

Item 3.	If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), or (c), check whether person filing is a:
(a)	|_|	Broker or dealer registered under Section 15 of the Act.
(b)	|_|	Bank as defined in Section 3(a)(6) of the Act.
(c)	|_|	Insurance company as defined in Section 3(a)(19) of the Act.
(d)	|_|	Investment company registered under Section 8 of the Investment Company Act.
(e)	|_|	An investment adviser in accordance with Rule 13d-1(b)(1) (ii)(E);
(f)	|_|	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g)	|_|	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);
(h)	|_|	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i)	|_|	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940;
(j) (k)	|_| |_|	A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J); Group, in accordance with Rule 13d-1(b)(1)(ii)(J)
Item 4.	Ownership.

(a).       Amount beneficially owned: 0

(b)       Percent of Class: 0

(c)       Number of shares as to which such person has:

(i)       Sole power to vote or to direct the vote: 0

(ii)       Shared power to vote or to direct the vote:

(iii)       Sole power to dispose or to direct the disposition of: 0

(iv)       Shared power to dispose or to direct the disposition of:

Item 5.	Ownership of 5 Percent or Less of a Class: If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following |_|.
Item 6.	Ownership of More than 5 Percent on Behalf of Another Person: Not Applicable
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person: Not Applicable
Item 8.	Identification and Classification of Members of the Group: Not Applicable.
Item 9.	Notice of Dissolution of Group: Not Applicable.

Item 10. Certification.

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

Signature.

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

April 29, 2021
Dated
/s/ Harvey Kesner
Signature
Harvey Kesner, Manager
Name/Title

The original statement shall be signed by each person on whose behalf the statement is filed or his authorized representative. If the statement is signed on behalf of a person by his authorized representative (other than an executive officer or general partner of this filing person), evidence of the representative’s authority to sign on behalf of such person shall be filed with the statement, provided, however, that a power of attorney for this purpose which is already on file with the Commission may be incorporated by reference. The name and any title of each person who signs the statement shall be typed or printed beneath his signature.

Attention: Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).